Addentax Group Corp.

Floor 13th, Building 1

Block B, Zhihui Square

Nashan District, Shenzhen, China 518000

March 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

AD Office 11 - Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	Addentax Group Corp.
Revised Current Report on Form 8-K
Filed September 25, 2017
File No. 333-206097

Dear Mr. Spirgel:

Addentax Group Corp. (the “Company”, “Addentax,” “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 20, 2017 regarding our Revised Current Report on Form 8-K (the “8-K”) previously filed on September 25, 2017. A marked version of the 8-K is enclosed herewith reflecting all changes to the 8-K made in Amendment No. 1 to the 8-K filed with the Commission (“Amendment No. 1”).

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

1. We note you accounted for the sale and purchase agreement between Addentax Group Corp (“Addentax”) and Yingxi Industrial Chain Group Co., Ltd (“Yingxi”) as a reverse merger. Please tell us the basis for your conclusion that Yingxi is the accounting acquirer in accordance with ASC 805-10-55-12. Please also disclose the total number of common shares outstanding before and after the closing date.

Response: In response to Staff’s comments, the Company has evaluated the sale and purchase transaction and concluded that the business combination between Addentax and Yingxi is deemed to be a reverse acquisition pursuant to ASC 805-10-55-12, requires that the following “pertinent facts and circumstances” be taken into consideration:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Based on the equity retained by Yingxi in comparison to the original owners of Addentax, Yingxi receives the largest portion of the voting rights which would be considered the accounting acquirer.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

This is not applicable to Addentax.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Although there is absence of voting agreements or special charter provisions giving persons or entities special post-closing board designation rights, the Addentax’s board of directors has been removed and replaced by Yingxi’s directors. Yingxi would be considered the accounting acquirer based on this criteria.

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Addentax management team is Yingxi’s management team upon completion of the acquisition transactions. Based on the criteria of ASC 805-10-55-12d, Yingxi would be considered the accounting acquirer.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Yingxi paid $150,000,000 to acquire ATXG’s equity interests. Yingxi is deemed to be the accounting acquirer.

f.	The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Yingxi has four operating subsidiaries incorporated in China which is significantly larger than ATXG. Yingxi would be considered the accounting acquirer based on this criteria.

Form 10 Information, page 6

2. Please delete the word “voluntarily” since, as you note, such disclosure is required under

Item 2.01(f) of Form 8-K.

Response: In response to Staff’s comments, the Company has revised its disclosure on the second page of its letter to investors and page 6 of Amendment No. 1 to delete the word “voluntarily”.

Current Business, page 7

3. You state that your “plan” is to assist clients, and that you currently have “potential clients.” However, your revenue of $14 million for the year 2016 suggests that you currently have an operational business with active clients. Please revise your discussion to clarify to what extent your business plan is currently aspirational rather than operational. That is, clearly identify any aspects of your business plan that are under development for the future and not currently in operation. Disclose your expected timing for any future developments.

Response: In response to Staff’s comments, the Company has revised its disclosure on page 7 to clarify the structure of our current business, to what extent our current business is aspirational and the expected timing of our future developments.

Risk Factors, page 10

Our business model requires the use and training of outside personnel, page 11

4. Please revise to clarify the role that such outside personnel would play in the business and why they are necessary to your business plan.

Response: In response to Staff’s comments, the Company has revised its disclosure on page 11 to clarify that such outside personnel is necessary to assist our research and investigation team. We are a development-stage company with a research and investigation team that has yet to be fully developed. As a result, outside effort is frequently needed to make sure our development and investigation effort can match the development of our company.

Risk Associated with Our Company, page 11

5. You indicated that your auditors have issued a going concern opinion. However we noted no such opinion in the auditor’s report presented in exhibit 99.1. Please clarify and revise, if applicable.

Response: In response to Staff’s comments, the Company has revised its disclosure and deleted the risk factor on page 11 regarding a going concern opinion issued by the auditor.

If we are not able to increase and maintain our brand influence . . ., page 14

6. Please clarify why you refer here to “our major competitors” when you state on page 11 under “As our business represents a new experiment. . . “ that “there is no comparable competitor” and that “this is a new, experimental business model in China.”

Response: In response to Staff’s comment, the Company has revised its disclosure and clarify that the Company has major competitors but few of those competitors employ company’s experimental business model.

There is no active trading market for our common stock . . ., page 15

7. Please revise to delete all references in this filing to it being a registration statement or to a prospectus.

Response: In Response to Staff’s comments, the Company has revised its disclosure on page 15 and other parts of this filing to delete all references to this filing being a registration statement or a prospectus.

Sales of a substantial number of shares of our common stock. . .,page 16

8. Delete the reference to “selling stockholders.”

Response: In Response to Staff’s comment, the Company has revised its disclosure on page 16 and delete the reference to “selling stockholders”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

9. On page 18, clarify the nature of your strategic business expansion plan in connection with the decrease in gross profit.

Response: We respectfully advise the Staff that we believe this comment is no longer applicable for the following reason: the Company has concluded that the business combination between Addentax and Yingxi is deemed to be a reverse acquisition pursuant to ASC 805-10-55-12, as discussed in our response to Comment 1 above. As such, the Company believes it is only required to discuss the results of operations as of December 31, 2016 because Yingxi, the deemed accounting acquirer, was formed in 2016. The Company mistakenly represented and stated that Yingxi’s business acquisitions were under common control in its original Form 8-K as filed on September 25, 2017, which has been properly modifiedcorrected in the Amendment No. 1.

Results of Operations

For the three months ended June 30, 2017, page 18

10. You indicated that the increase of cost of revenue was primarily the result of the rise of manufacturing and material costs. In that regard, please expand your disclosures to discuss the underlying reasons that cause a higher manufacturing and material costs.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable because the Company is only required to discuss the results of operations as of December 31, 2016. Please refer to our response to Comment 9 above for detailed explanation.

11. For three and six months ended June 30, 2017, please discuss how your business expansion plan decreased your gross profit.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable because the Company is only required to discuss the results of operations as of December 31, 2016. Please refer to our response to Comment 9 above for detailed explanation.

For the six months ended June 30, 2017, page 19

12. You indicated that the increase of cost of revenue was the result of the rise of manufacturing cost and material cost. However, we note your raw material cost and manufacturing cost for six months ended June 30, 2017 was less than such costs for six months ended June 30, 2016. In addition, the transportation cost increased by more than 50% for the first six months of fiscal year 2017. Please clarify and discuss the underlying reasons for changes of the respective costs.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable because the Company is only required to discuss the results of operations as of December 31, 2016. Please refer to our response to Comment 9 above for detailed explanation.

13. We note the decrease of operating expenses was primarily due to the decrease of administration expenses. Please expand and discuss the underlying factors that caused such decrease.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable because the Company is only required to discuss the results of operations as of December 31, 2016. Please refer to our response to Comment 9 above for detailed explanation.

Liquidity and Capital Resources, page 21

14. For all periods presented, please describe any internal and external source of liquidity and any material commitments for capital expenditures. Please also describe any known material trends in the Company’s capital resources. We note the Company’s cash balance increased significantly as of six months ended June 30, 2017. We also note that the Company’s total current assets and total current liabilities as of December 31, 2016 increased significantly from prior year.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable because the Company is only required to discuss the results of operations as of December 31, 2016. Please refer to our response to Comment 9 above for detailed explanation.

15. In addition, please discuss your plans for obtaining sufficient cash to support your operations during the twelve-month period following the date of your most recent balance sheet presented. We note you had a negative operating cash flow for six months ended June 30, 2017.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable because the Company is only required to discuss the results of operations as of December 31, 2016. Please refer to our response to Comment 9 above for detailed explanation.

16. Please expand your discussion of net cash used in and provided by operating activities for all periods presented. Your discussion should focus on material changes in respective source of cash flows and the reasons underlying those changes. For example, we note there were significant changes in accounts receivables and prepaid expenses.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable because the Company is only required to discuss the results of operations as of December 31, 2016. Please refer to our response to Comment 9 above for detailed explanation.

For the year ended December 31, 2016 compared to 2015, page 22

17. Please expand and discuss the underlying reasons that caused the significant increase of raw material cost, manufacturing cost and transportation cost.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable because the Company is only required to discuss the results of operations as of December 31, 2016. Please refer to our response to Comment 9 above for detailed explanation.

Exhibit 99.1

Financial Statements for the fiscal year ended December 31, 2016 Consolidated Statements of Stockholders’ Equity, page 6

18. Please disclose whether your subsidiaries are subject to PRC regulations to set aside a certain percentage of your after-tax profits to fund a statutory reserve. If not, please disclose the reasons.

Response: In response to Staff’s comment, the Company revised its disclosure to clarify that the Company’s subsidiaries are subject to PRC regulations to set aside 10% of the Company’s subsidiaries profits to fund a statutory reserve. The Company included the disclosure of reserves at footnote 13 to the Company’s consolidated financial statements.

19. We note there was a reduction of additional paid-in capital in the amount of approximately $1.7 million due to the acquisition of subsidiaries. Please disclose the detail of such transaction and explain the reason for the reduction.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable to the Company’s revised consolidated financial statements. Staff’s comment in connection with the additional paid-in capital was related to the error made on the Form 8-K as filed on September 25, 2017, which has been properly modified. Please refer to our response to Comment 9 above for detailed explanation.

Recent Developments, page 8

20. Please disclose the year that Yingxi acquired the subsidiaries that were under common control.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable. The Company’s revised consolidated financial statements indicate the Company should be accounted for the business combination by applying the acquisition method under ASC 805-10-25-1 and ASC 805-10-05-4 at footnote 3 to the Company’s consolidated financial statements. The Company mistakenly represented and stated that Yingxi’s business acquisitions were under common control in its original Form 8-K as filed on September 25, 2017, which has been corrected in the Amendment No. 1.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page 9

21. We note your accounts receivables increased by approximately 69% from fiscal year 2015. The increase was primarily related to the increase of balances over one year past due. Please clarify whether you had provided an allowance for such balance. If not, please disclose the basis of your conclusion. If there is an allowance, please disclose the amount for each period presented.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable to the Company’s revised consolidated financial statements. The Company included process of evaluating allowance at footnote 2(g) to the Company’s consolidated financial statements.

Revenue Recognition, page 11

22. We note on page 8 of Form 8-K that you provided several services to your customers. In that regard, please disclose the specific criteria for revenue recognition for each significant source. Also disclose the following:

How revenue was primarily generated;

The length of your contracts with customers and whether you have multiple element arrangements contracts. If so, how you accounted for such type of contracts. We noted your logistic service includes transportation, storage & distribution and bulk purchasing services;

Whether you are subject to any VAT taxes under PRC regulation;

Whether you provided any discounts and rebates. If so, how you accounted for these transactions; and

Whether you offered refunds to your customers. If so, how you accounted for such transactions.

Response: In response to Staff’s comment, the Company revised the footnote 2 (l) to the Company’s consolidated financial statements to disclose the revenue recognition for each business segment.

Recent Accounting Pronouncements, page 11

23. For all periods presented, please disclose the potential impact of Topic 606, the new revenue standard. Your disclosure should provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Response: In response to Staff’s comment, the Company revised the footnote 2 (o) to the Company’s consolidated financial statements to disclose the potential impact of Topic 606.

Exhibit 99.2

Financial Statements for the interim period ended June 30, 2017

Consolidated Statements of Cash Flows, page 4

24. We note you paid $1.458 million in cash to acquire a subsidiary. Please disclose the detail of the acquisition including but not limited to the total consideration paid, how you accounted for the assets and liabilities of the acquired entity, and any contingent liabilities recorded.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable to the Company’s revised consolidated financial statements. Please refer to our response to Comment 9 above for detailed explanation.

Note 4 – Notes Receivable, page 9

25. Given the significant balance of your notes receivable, please describe the nature of the transactions that originated these notes.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable to the Company’s revised consolidated financial statements. Please refer to our response to Comment 9 above for detailed explanation.

Note 7 – Loan Payable, page 9

26. Please disclose the characteristics of the loans and their respective terms pursuant to Rule 5-02 of Regulation S-X.

Response: In response to Staff’s comment, the Company believes this comment is no longer applicable to the Company’s revised consolidated financial statements. Please refer to our response to Comment 9 above for detailed explanation.

Exhibit 99.3

Pro Forma Financial Statements - Unaudited, page 2- 3

27. Please present the pro forma statements of operations for the most recent fiscal year.

Response: In response to Staff’s comment, the Company presented the pro forma statements of operations

28. Please disclose in the notes to the pro forma information, the nature of the adjustment to general and administrative expenses and how it is calculated.

Response: In response to Staff’s comment, the Company disclosed the nature of the adjustment to the notes to the pro forma information for the most recent fiscal year in the Company’s pro forma financial statements.

Sincerely,

/s/ Zhida Hong
Zhida Hong